UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                            (Amendment No.      1       )*



                                   Acap Corporation
                                   (Name of Issuer)

                              Common Stock, $.10 Par Value
                            (Title or Class of Securities)

                                     004290-20-1
                                   (CUSIP Number)

      William F. Guest, 10555 Richmond Houston, Tx 77042 (713)974-2242 (Name, Address & Telephone No. of Person Authorized to Receive Communications)

                              January 31, 1997
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more that five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP NO.  004290-20-1       13D       Page  2  of  16   Pages


       1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           InsCap Corporation  76-0064362

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [ ]
                                                       (b)  [ ]
       3   SEC USE ONLY

       4   SOURCE OF FUNDS*
                                       WC,OO

       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)
                                                            [ ]

       6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware

                        7                          SOLE VOTING POWER

          NUMBER OF                                               3,317
          SHARES        8                          SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING     9                          SOLE DISPOSITIVE POWER
           PERSON
            WITH                                                   3,317

                        10                         SHARED DISPOSITIVE POWER


       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       3,317

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*


       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                       43.6%

       14  TYPE OF REPORTING PERSON*

                                       HC

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D


     Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.10 par value per share (the "Stock") of Acap Corporation ("Acap"), a Delaware corporation. Acap's principal executive offices are located at 10555 Richmond Avenue, Houston, Texas 77042.

     Item 2.   Identity and Background

     This statement is being filed by InsCap Corporation ("InsCap"), a Delaware Corporation. InsCap's principal office and business are located at 10555 Richmond Avenue, Houston, Texas 77042. InsCap's business is investing in life insurance companies. InsCap's only significant asset is its ownership of the Acap Stock. Acap's only significant asset is 100% of the common stock of American Capitol Insurance Company ("American Capitol"), a Texas life insurance corporation. American Capitol is engaged in the business of life insurance.

     During the past five years, neither InsCap, nor any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration

     On January 31, 1997, InsCap purchased 171 shares of the Acap Stock from the Estate of Joe Barnhart ("Seller"). InsCap paid $25,895 in cash from its working capital and the Seller financed $16,000 through a promissory note ("Note"). The Note is payable in four equal annual installments. The Note bears interest at 8.25%. The Note is secured by the pledge of the 171 shares of Acap Stock.

     Item 4.   Purpose of Transaction

     The purpose of the Liquidation was to increase InsCap's investment in Acap. Since InsCap already held a controlling interest in Acap, the transaction did not alter InsCap's ability to direct or influence the operations of Acap.

     (a) Other than the fact that in the future, as such shares may from time-to-time become available, InsCap may continue to purchase shares of the Stock, InsCap knows of no plans or proposals related to the acquisition by any person of additional shares of Stock, or the disposition of shares of Stock.

     (b) InsCap, through Acap and its subsidiary, is engaged in the business of acquiring life insurance companies (the "Acquisition Plan"). In connection with the Acquisition Plan, Acap and/or its subsidiary may discuss with acquisition candidates various forms and means of accomplishing an acquisition transaction. Such discussions may involve a cash acquisition of the candidate, a merger of the candidate with Acap or its subsidiary or an exchange of the stock of Acap or its subsidiary for the stock of the acquisition candidate.

          Except as might develop through the Acquisition Plan, InsCap knows of no plans or proposals related to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Acap or its subsidiary.

     (c) Except as might develop through the aforementioned Acquisition Plan, InsCap knows of no plans or proposals related to a sale or transfer of a material amount of assets of Acap or its subsidiary.

     (d) InsCap knows of no plans or proposals related to any change in the present board of directors or management of Acap.

     (e) InsCap knows of no plans or proposals related to any material change in the present capitalization or dividend policy of Acap.

     (f) InsCap knows of no plans or proposals related to any other material change in Acap's business or corporate structure.

     (g) InsCap knows of no plans or proposals related to changes in Acap's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Acap by any person.

     (h) InsCap knows of no plans or proposals which would cause a class of securities of Acap to cease being quoted in an inter-dealer quotation system of a registered national securities association.

     (i) InsCap knows of no plans or proposals related to a class of equity securities of Acap becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) InsCap knows of no plans or proposals related to any action similar to any of those enumerated above.


     Item 5.   Interest in Securities of the Issuer

     (a) InsCap owns an aggregate of 3,317 (approximately 43.6%) shares of the Stock of Acap.

     (b) InsCap has sole power to dispose of and sole power to vote all of the 3,317 shares of Stock noted above.

     (c) InsCap has not effected any transactions in the Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     There are no contracts, arrangements, understandings or relationships between InsCap and any other person with respect to the Stock.

     Item 7.   Material to be Filed as Exhibits

     Exhibit A - Promissory Note
     Exhibit B - Commercial Pledge Agreement


     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 4, 1997

     INSCAP CORPORATION
     by

     /s/ William F. Guest, President